EXHIBIT 11.1 STATEMENT RE:  COMPUTATION OF INCOME PER SHARE:


Three months ended March 31,              1997                1998
(in thousands, except for income     Basic               Basic
per share data)                              Diluted             Diluted
Share calculation:
Weighted average shares outstanding       8,501     8,501       7,581   7,581
Common stock equivalents due to assumed       -       323           -     521
exercise of options
Common stock equivalents due to assumed
exercise of 7% Convertible Notes              -         -           -   2,915
Total common shares and common stock      8,501     8,824       7,581  11,017
equivalents
Adjustments to net income:
Net income                               $  703    $  703      $2,983  $2,983
Interest expense on 7% Convertible            -         -           -     490
Notes
Net income available to common
shareholders                             $  703    $  703      $2,983  $3,473
Income per share                         $ 0.08    $ 0.08      $ 0.39  $ 0.32